UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Commission File Number: 333-140438

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐Form 10-K   ☐Form 20-F   ☐Form 11-K  ☒Form 10-Q   ☐Form N-SAR   ☐Form N-CSR

For Period Ended:  June 30, 2010

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Blue Earth Solutions, Inc.
Full Name of Registrant

Former Name if Applicable

13511 Granville Ave
Address of Principal Executive Office (Street and Number)

Clermont, Florida 34711
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-(b), the following should be completed. (Check box, if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed as soon as possible; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-Q, 20-F, 11-K, 10-K, N-SAR, or the transition report or portion thereof could not be file within the prescribed period.

The Company's Quarterly Report on Form 10-Q for the three months ended June 30, 2010 cannot be filed within the prescribed time period because the Company requires additional time for compilation of financial data and review to ensure adequate disclosure of certain information required to be included in the Form 10-Q.   The Company’s Quarterly Report on Form 10-Q will be filed as soon as possible.

PART IV -- OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

Patricia Cohen	(352)	729-0150
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☐ No ☒

The Company’s Annual report on Form 10K dated 03/31/10 has not been filed because the Company needs more time to compile and record financial information  and to have its Annual Report on form 10K for the previous year 03/31/09 re audited due to the previous auditors registration with the PCAOB being revoked.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐  No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Blue Earth Solutions, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 16, 2010	By:	/s/ Patricia Cohen
Patricia Cohen
Chief Executive Officer